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                              March 3, 2021

       John F. Erhard
       Chief Executive Officer
       ArcLight Clean Transition Corp. II
       200 Clarendon Street, 55th Floor
       Boston, Massachusetts 02116

                                                        Re: ArcLight Clean
Transition Corp. II
                                                            Registration
Statement on Form S-1
                                                            Filed February 4,
2021
                                                            File No. 333-252730

       Dear Mr. Erhard :

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 filed February 4, 2021

       General

   1. We note that the calculation of registration fee table includes the Class A ordinary shares underlying redeemable
warrants included in the units. However, the risk factor on page
                                                        49 indicates you are
not registering the Class A ordinary shares issuable upon exercise of the warrants. Please
reconcile or advise.
       Risk Factors, page 35

   2. Given the length of this section, please revise to comply with Item 105 of Regulation
                                                        S-K so that the risk
factors are organized logically with relevant headings.
 John F. Erhard
FirstName  LastNameJohn
                Transition F. Erhard
ArcLight Clean             Corp. II
Comapany
March      NameArcLight Clean Transition Corp. II
       3, 2021
March2 3, 2021 Page 2
Page
FirstName LastName
Capitalization, page 81

3. Please revise the amount disclosed for As Adjusted Class A ordinary shares subject to possible redemption to reflect the dollar value of the shares rather than the number of shares outstanding.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Babette Cooper at 202-551-3396 or Kristina Marrone at 202-551-3429
if you have questions regarding comments on the financial statements and related matters. Please contact Ronald (Ron) E. Alper at 202-551-3329 or Maryse Mills-Apenteng at 202-551-3457 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Real
Estate & Construction
cc:      James S. Rowe